Exhibit 21.1

SUBSIDIARIES

Subsidiaries of Southwest Casino Corporation:

Southwest Casino and Hotel Corp., a Minnesota corporation

Subsidiaries of Southwest Casino and Hotel Corp.:

Southwest Entertainment, Inc., a Minnesota corporation

Gold Rush I, LLC, a Colorado limited liability company

Southwest Casino Deadwood, LLC, a South Dakota limited liability company

North Metro Harness Initiative, LLC, a Minnesota limited liability company